

21002641

UNITED STATES
＇URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-69643

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ducera Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___11 Times Square, 36ᵗʰ Floor___
(No. and Street)

New York _____ NY _____ 10036 _____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins _____ (603) 216-8933 _____
                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WithumSmith+Brown, PC___
(Name - if individual, state last, first, middle name)

200 S Orange Ave, Suite 1200	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)



Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Patrick Dowling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ducera Securities LLC for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer
Title

Subscribed and sworn
to before me

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Index
December 31, 2020



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
Ducera Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ducera Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 25, 2021

WithumSmith+Brown, PC   200 South Orange Avenue, Suite 1200, Orlando, Florida 32801-3400 **T** (407) 849 1569   **F** (407) 849 1119   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	847,018
Other assets		5,243
Total assets	**$**	**852,261**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	10,148
Due to affiliate		10,701
Total liabilities		**20,849**
Member's equity		831,412
Total liabilities and member's equity	**$**	**852,261**

The accompanying notes are an integral part of these financial statements.

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Exemption Report
Year Ended December 31, 2020

1. Organization and Business

Ducera Securities LLC (the "Company"), a wholly owned subsidiary of Ducera LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware on May 18, 2015. On February 11, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer providing advisory services on mergers, acquisitions, divestitures, restructuring, defensive strategies, joint ventures, capital raising activities, private placements, and similar transactions, activities and strategies.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements
Revenue from contracts with customers includes advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Additionally, the Company receives reimbursement for expenses incurred as part of the general advisory services and transaction fees. The Company recognizes these reimbursed expenses in the period in which they were incurred.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. **Summary of Significant Accounting Policies (continued)**

   Accounts Receivable
   Accounts receivable arise when the Company has the unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable includes retainer fees, reimbursable expenses and success fees due from clients. As of January 1, 2020, the accounts receivable balance was $90,000. At December 31, 2020, there were no accounts receivable reported in the statement of financial condition.

   Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2020, the allowance for doubtful accounts was $0.

   Accounting Estimates
   The Company's financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Contract Balances
   Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2020, and during the year the Company had no contract assets or contract liabilities. As of December 31, 2020, the Company had no contract assets or contract liabilities. Contract assets would include reimbursable expenses associated with a contract

   Income Taxes
   The Company is a single member limited liability company ("LLC") that is treated as a disregarded entity. The Company's owner, the Parent, is an LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal and state income tax at the entity level, but is subject to local taxes which are based on income. The Parent is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes.

   The Company is subject to NYC taxes. For the year-ended December 31, 2020, the Company recorded taxes of $14,069.

3. **Revenues from Contracts with Customers**

   Revenues consist of fees from advisory services and reimbursed costs incurred in fulfilling the contract. Revenues reflect revenues from our Corporate Finance, Financial Restructuring, and Financial Advisory Services business segments.

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Exemption Report
Year Ended December 31, 2020

3. Revenues from Contracts with Customers (continued)

Revenues for all three business segments are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue from contracts with customers upon satisfaction of our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fee (i.e., the success related Completion Fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues from Corporate Finance engagements primarily consist of fees generated in connection with advisory services related to corporate finance, mergers and acquisitions, and private placements. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of rendered service and the customer obtains control. Corporate Finance contracts generally contain a variety of services that may be capable of being distinct, but they are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. Management's judgment is required in determining when a transaction is considered to be complete or terminated.

Revenues from Financial Restructuring engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented through, inter alia, bankruptcy proceedings, out-of-court exchanges, consent solicitations and other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer Fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients

3. Revenues from Contracts with Customers (continued)

simultaneously receive and consume the benefits of those services as they are provided. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the service and the customer obtains control.

Revenues from Financial Advisory Services engagements primarily consist of fees generated in connection with valuation services and rendering fairness and financial opinions. Revenues are recognized at a point in time as these engagements include a singular objective that does not transfer any notable value to the Company's clients until the opinions have been rendered and delivered to the client.

Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue type earned by the Company.

4. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Affiliate, also owned by the Parent, whereby the Affiliate provides accounting, administrative, office space, human resources and other services. During the year ended December 31, 2020, the Company, pursuant to the Expense Sharing Agreement, incurred $91,781 of expenses, included in compensation and related costs, occupancy, and other on the accompanying statement of operations. At December 31, 2020, the Company owes the Affiliate $10,701, which is included in due to affiliate in the accompanying Statement of Financial Condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Concentrations

During 2020, one engagement accounted for approximately 70% of the Company's revenue.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $826,169 which exceeded the required net capital of $5,000 by $821,169.

The Company does not hold customers' cash or securities and, therefore, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

7. Commitments and Contingencies

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

8. **Recently Issued Accounting Pronouncements**

In June 2016, the FASB issued ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments", which significantly changes the ways entities recognize credit losses on financial instruments. The guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2019. In April 2019, the FASB issued ASU No. 2019-04, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments", which among other things, included several amendments to ASU No. 2016-13 changing how a company considers expected recoveries and contractual extensions or renewal options when estimating expected credit losses.

The guidance replaces the current incurred loss impairment guidance and introduces a new credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses over the life of an asset, and applies to financial assets carried at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. The allowance must reflect management's estimate of credit losses over the life of the assets taking future economic changes into consideration.

The Company has adopted this guidance for fiscal 2020, effective January 1, 2020, using the modified retrospective approach for all in-scope assets. This standard has had no impact on the Company's financial position and results of operations

9. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred through February 22, 2021 and determined that there are no material events that would require additional disclosure in the Company's financial statements.